UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3/A

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended September 30, 2000

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name		Energy or		State	Percentage
of Reporting		gas-related	Date of	Of	of Voting
Company		Company	Organization	Organization	Securities Held

Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)

Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy, Inc.	(4)

Allegheny Energy Supply Company, LLC	(5)

Mon Synfuel, LLC "NEW"	(6)	Energy	May 15, 2000	Maryland	2.458%

Nature of Business:
  Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.
  Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
  Previously, Allegheny Energy Solutions, Inc. marketed electric power generation within the scope of the Pennsylvania retail customer choice pilot program. Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.
  Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
  Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.
  Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company	Company	Amount
Contributing	Receiving	Of Capital
Capital	Capital	Contribution

Allegheny Energy Supply Company, LLC	Mon Synfuel, LLC	$250,000

.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate	Reporting
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$365,159	$17,342	-	$382,501

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

This filing represents a revised filing for quarter ending September 30, 2000. The previous U-9C-3 filing incorrectly included a deduction for retained earnings to arrive at Total Consolidated Capitalization (line 1) and did not include the investment in Mon Synfuel, LLC in the Current Aggregate Investment (line 4). The revised amounts are provided below:

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of	Sept. 30, 2000	$5,242,955		line 1

Total capitalization multiplied by 15%
	(line 1 multiplied by 0.15)	$ 786,443		line 2

Greater of $50 million or line 2			$ 786,443	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
	Allegheny Energy Solutions, Inc.	$ 6,553
	Mon Synfuel, LLC	$ 250

Total current aggregate investment			$ 6,803	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
	(line 3 less line 4)		$779,640	line 5

Investments in gas-related companies:

None

ITEM 5 - OTHER INVESTMENTS

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business	U-9C-3 Report	U-9C-3 Report	Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Operations for the Quarter and nine months ended September 30, 2000.

Allegheny Energy Solutions, Inc. Balance Sheet at September 30, 2000.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/S/ THOMAS J. KLOC

Thomas J. Kloc
(Chief Accounting Officer)

March 30, 2001